SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A. Corporate Taxpayers’ ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240

Publicly-Held Company

Rua Verbo Divino nº 1,356 - 1º andar, São Paulo-SP

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Company”) are hereby invited to the Extraordinary Shareholders’ Meeting (“ESM”) to be held on November 30, 2010 at 11:00 a.m. at the Company’s headquarters located at Rua Verbo Divino, nº 1, andar, in the city and state of São Paulo, to resolve on the following AGENDA:

            - Merger of its subsidiaries NET BAURU LTDA., NET BELO HORIZONTE LTDA., NET CAMPINAS LTDA., NET GOIÂNIA LTDA., NET PARANÁ COMUNICAÇÕES LTDA., NET RIBEIRÃO PRETO LTDA. and NET SOROCABA LTDA.

All the documents related to the agenda of the ESM are available to shareholders at the Company’s headquarters, its Investor Relations website (http://ri.netservicos.com.br) and the website of the Securities and Exchange Commission of Brazil - CVM (www.cvm.gov.br).

Holders of shares held in custody by the stock exchange, who wish to participate in the ESM must submit a statement of their shareholding issued by the custody agent, by November 26, 2010.

Shareholders wishing to be represented by proxy at the ESM must follow the provisions of Article 126 of Law 6,404/76.

São Paulo - SP, November 12, 2010

Jorge Luiz de Barros Nóbrega – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.